Exhibit 21.1

List of Subsidiaries

Name of Subsidiary	Date of Incorporation	Place of Incorporation
Centra Software Europe Limited	June 25, 1999	United Kingdom

Centra Software Securities Corporation	December 30, 1999	Massachusetts

Centra Software Southern Europe SAS	March 16, 2001	France

Centra RTP, Inc.	April 9, 2001	Delaware

Centra Software Australia Pty Ltd	September 25, p2002	Australia